

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 23, 2008

via U.S. mail and facsimile

Mr. Timothy Dac Pham
Vice President
Cavico Corp.
17011 Beach Blvd., Suite 1230
Huntington Beach, CA 92647

       RE: **Cavico Corp.**
                Form 8-K Item 4.01
                Filed April 17, 2008
                Form 8-K/A Item 4.01
                Filed April 22, 2008
                File # 000-52870

Dear Mr. Pham:

      We have completed our review of your filing and amendment and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3739.

              Sincerely,

              Ryan Rohn
              Staff Accountant